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File No. __________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended



Songas Limited
(Name of foreign utility company)


THE AES CORPORATION
1001 N. 19th Street
Suite 2000
Arlington, Virginia 22209
(Name of filing company, if filed on behalf of foreign utility company)

The Commission is requested to mail copies of all correspondence relating to this Notification to:

         Erik Luckau
         The AES Corporation
         1001 N. 19th Street
         Suite 2000
         Arlington, Virginia  22209

         Andrew B. Young
         Hugh E. Hilliard
         Dewey Ballantine LLP
         1775 Pennsylvania Avenue, N.W.
         Washington, D.C.  20006



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ITEM 1

         Foreign utility status is claimed by Songas Limited ("Songas"), a company organized under the laws of Tanzania, with its business address at 40 Ali Hassan Mwinyi Road, PO Box 6342, Dar es Salaam, Tanzania.

         Songas will own and operate the Songo Songo Gas-to-Electricity Project, which consists of: (1) the refurbishment and operation of two onshore and three offshore natural gas wells at Songo Songo Island, Tanzania; (2) the construction and operation of the 70 mmcf/day Songo Songo Island gas processing plant and related facilities; (3) the construction of a 232-mile, 12- to 18-inch marine and land pipeline connecting the Songo Songo Island gas processing plant to the Ubungo Power Plant and a 16-mile, 8- to 10-inch lateral spur pipeline from the Ubungo Power Plant to the Wazo Hill Cement Plant in Dar es Salaam, Tanzania; and
(4) the conversion and upgrading of the Ubungo Power Plant (consisting of four gas turbine generators with a total capacity of 112 MW) to burn natural gas, with an optional additional unit to be constructed at the plant.

         The voting interests in Songas Limited are held by AES Tanzania Limited, with a 64.94% interest, AES Somanga Limited, with a 22.07% interest, Tanzania Petroleum Development Corporation, with a 5.19% interest, Tanzania Electric Supply Company Limited, with a 2.6% interest, Tanzania Development Finance Company Limited, with a 2.6% interest, and CDC Financial Services (Mauritius) Ltd., with a 2.6% interest. AES Tanzania Limited and
AES Somanga Limited are both wholly-owned subsidiaries of AES Tanzania Holdings Limited which is itself an indirect, wholly-owned subsidiary of The AES Corporation ("AES"). Tanzania Petroleum Development Corporation, Tanzania Electric Supply Company Limited and Tanzania Development Finance Company Limited each are wholly owned by the Government of Tanzania. CDC Financial Services (Mauritius) Ltd. is an indirect, wholly-owned subsidiary of CDC Group plc, which is owned by the Government of the United Kingdom.

         AES, a Delaware corporation, is a public utility holding company exempt from registration under section 3(a)(5) of the Public Utility Holding Company Act of 1935 (the "Act"). The AES Corp., Holding Company Act Release No. 27363 (Mar. 23, 2001).

ITEM 2

         Songas has two domestic associate public utility companies, Central Illinois Light Company ("CILCO") and Indianapolis Power and Light Company ("IPL"). CILCO is wholly owned by CILCORP, Inc., which, in turn, is a wholly-owned subsidiary of AES. IPL is wholly owned by IPALCO Enterprises Inc., which, in turn, is a wholly-owned subsidiary of AES.

         Neither CILCO nor IPL has made any investment in, nor has any contractual relationship with, Songas, nor are any such investments or contractual relationships contemplated.

EXHIBIT A

         By letter dated March 10, 1999, the Illinois Commerce Commission certified to the Securities and Exchange Commission ("SEC") with respect to CILCO that (1) it has the authority and resources to protect Illinois consumers in accordance with applicable Illinois statutes, and (2) it intends to exercise that authority, as required under section 33(a)(2) of the Act

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in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed June 10, 1999, in file number 070-09465, by reference.

         By letter dated September 28, 2000, the Indiana Utility Regulatory Commission certified to the SEC with respect to IPL that (1) it has the authority and resources to protect ratepayers subject to its jurisdiction, and
(2) it intends to exercise that authority as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed October 27, 2000, in file number 070-09779, by reference.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


By:  /s/ Erik Luckau
Erik Luckau
General Counsel, International
The AES Corporation
1001 N. 19th Street, Suite 2000
Arlington, Virginia 22209
(703) 558-4879

Dated:  December 11,  2002